Exhibit 99.2

EXECUTION VERSION

REGISTRATION RIGHTS AGREEMENT

REGISTRATION RIGHTS AGREEMENT (this “Agreement”), dated as of June 30, 2015, by and among eHi Car Services Limited, a Cayman Islands company, with headquarters located at Unit 12/F, Building No.5, Guosheng Center, 388 Daduhe Road, Shanghai, 200062, The People’s Republic of China (the “Company”), and the investors listed on the Schedule of Buyers attached hereto (each, a “Buyer” and collectively, the “Buyers”).

WHEREAS:

A.                                    In connection with (i) the Securities Purchase Agreement by and among the parties hereto of even date herewith (the “Primary Securities Purchase Agreement”), the Company has agreed, upon the terms and subject to the conditions of the Primary Securities Purchase Agreement, to issue and sell to each Buyer Class A common shares of the Company, par value $0.001 per share (the “Common Shares”) pursuant to the terms of the Primary Securities Purchase Agreement (collectively, the “Primary Purchased Common Shares”) and (ii) the Securities Purchase Agreement by and among the Buyers and the other parties listed on the signature pages attached thereto (the “Sellers”), dated of even date herewith (the “Secondary Securities Purchase Agreement” and together with the Primary Securities Purchase Agreement, the “Securities Purchase Agreements” and each a “Securities Purchase Agreement”), each Seller has agreed, upon the terms and subject to the conditions of the Secondary Securities Purchase Agreement, to sell to each Buyer Common Shares (collectively, the “Secondary Purchased Common Shares” and together with the Primary Purchased Common Shares, the “Purchased Common Shares”) and ADSs pursuant to the terms of the Secondary Securities Purchase Agreement.

B.                                    The Company has agreed to provide certain registration rights under the Securities Act of 1933, as amended, and the rules and regulations thereunder, or any similar successor statute (collectively, the “1933 Act”), and applicable state securities laws.

NOW, THEREFORE, in consideration of the premises and the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and each of the Buyers hereby agree as follows:

1.                                      Definitions.

Capitalized terms used herein and not otherwise defined herein shall have the respective meanings set forth in the applicable Securities Purchase Agreement. As used in this Agreement, the following terms shall have the following meanings:

(a)                                 “ADSs” means American Depositary Shares, each representing two (2) Common Shares.

(b)                                 “Business Day” means any day other than Saturday, Sunday or any other day on which commercial banks in the City of New York or the PRC are authorized or required by law to remain closed.

(c)                                  “Closing Date” shall have the meaning set forth in the Primary Securities Purchase Agreement.

(d)                                 “effective” and “effectiveness” refer to a Registration Statement that has been declared effective by the SEC and is available for the resale of the Registrable Securities required to be covered thereby.

(e)                                  “Effective Date” means the date that the Registration Statement has been declared effective by the SEC.

(f)                                   “Effectiveness Deadline” means the date which is ninety (90) calendar days after the Filing Date.

(g)                                  “Eligible Market” means the Principal Market, The NASDAQ Global Select Market, The NASDAQ Global Market or The NASDAQ Capital Market.

(h)                                 “Filing Date” means the date on which the Registration Statement is filed with the SEC.

(i)                                     “Investor” means a Buyer or any transferee or assignee thereof to whom a Buyer assigns its rights under this Agreement and who agrees to become bound by the provisions of this Agreement in accordance with Section 9 and any transferee or assignee thereof to whom a transferee or assignee assigns its rights under this Agreement and who agrees to become bound by the provisions of this Agreement in accordance with Section 9.

(j)                                    “Person” means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization and a government or any department or agency thereof.

(k)                                 “PRC” means the People’s Republic of China, but solely for purposes of this Agreement, excluding Hong Kong, the Macau Special Administrative Region and the islands of Taiwan.

(l)                                     “Principal Market” means The New York Stock Exchange, Inc.

(m)                             “register,” “registered,” and “registration” refer to a registration effected by preparing and filing one or more Registration Statements (as defined below) in compliance with the 1933 Act and, if such registration is on a continuous basis, pursuant to Rule 415, and the declaration or ordering of effectiveness of such Registration Statement(s) by the SEC.

(n)                                 “Registrable Securities” means (i) the Primary Purchased Common Shares issued pursuant to the terms of the Primary Securities Purchase Agreement and the ADSs representing such Primary Purchased Common Shares and, if applicable, the securities convertible into or exchangeable or exercisable for, or that represent, the right to receive any Primary Purchased Common Shares or ADSs representing such Primary Purchased Common Shares, (ii) the Secondary Purchased Common Shares and ADSs and Common Shares represented by such ADSs purchased pursuant to the terms of the Secondary Securities Purchase

Agreement and the ADSs representing such Secondary Purchased Common Shares and, if applicable, the securities convertible into or exchangeable or exercisable for, or that represent, the right to receive any Secondary Purchased Common Shares, ADSs or Common Shares represented by such ADSs purchased pursuant to the terms of the Secondary Securities Purchase Agreement or ADSs representing such Secondary Purchased Common Shares, and (iii) any capital stock of the Company issued or issuable with respect to the Purchased Common Shares, ADSs or Common Shares represented by such ADSs purchased pursuant to the terms of the Secondary Securities Purchase Agreement or ADSs representing such Purchased Common Shares, if applicable, as a result of any stock split, stock dividend, recapitalization, exchange or similar event or otherwise.

(o)                                 “Registration Statement” means a registration statement or registration statements of the Company filed under the 1933 Act covering the resale of the Registrable Securities.

(p)                                 “Required Holders” means the holders of at least a majority of the Registrable Securities.

(q)                                 “Required Registration Amount” means the sum of (i) the maximum number of Primary Purchased Common Shares issued pursuant to the Primary Securities Purchase Agreement and ADSs representing such maximum number of Primary Purchased Common Shares and (ii) the maximum number of Secondary Purchased Common Shares and ADSs and Common Shares represented by such ADSs purchased pursuant to the Secondary Securities Purchase Agreement and ADSs representing such maximum number of Secondary Purchased Common Shares, each as of the Trading Day immediately preceding the applicable date of determination and all subject to adjustment as provided in Section 2(e).

(r)                                    “Rule 415” means Rule 415 promulgated under the 1933 Act or any successor rule providing for offering securities on a continuous or delayed basis.

(s)                                   “SEC” means the United States Securities and Exchange Commission.

(t)                                    “Trading Day” means any day on which the ADSs are traded on the Principal Market, or, if the Principal Market is not the principal trading market for the ADSs, then on the principal securities exchange or securities market on which the ADSs are then traded; provided that “Trading Day” shall not include any day on which the ADSs are scheduled to trade on such exchange or market for less than 4.5 hours or any day that the ADSs are suspended from trading during the final hour of trading on such exchange or market (or if such exchange or market does not designate in advance the closing time of trading on such exchange or market, then during the hour ending at 4:00:00 p.m., New York time).

2.                                      Registration.

(a)                                 Demand Registration on Form F-3.  Subject to the terms of this Agreement, at any time after the later of (i) November 22, 2015 and (ii) the date on which the Company becomes eligible to register the Registrable Securities for resale by an Investor on

Form F-3, the Required Holders may request the Company to file with the SEC a Registration Statement on Form F-3 covering all of the Registrable Securities, including without limitation any registration statement filed under the 1933 Act providing for the registration of, and the sale on a continuous or a delayed basis by the Investors of, all of the Registrable Securities pursuant to Rule 415.  Upon receipt of such a request, the Company shall (i) promptly give written notice of the proposed registration to all shareholders who have the right to join such registration and (ii) as soon as practicable, use its commercially reasonable efforts to cause the Registrable Securities specified in the request, together with any registrable securities of any other shareholder who requests in writing to join such registration within fifteen (15) days after the Company’s delivery of written notice, to be registered with the SEC.  The Company’s obligation to effect registrations pursuant to this paragraph is unlimited.  The Company shall not be obligated to take any action to effect any registration pursuant to this paragraph unless the aggregate proceeds from the offering that is the subject of the registration exceeds US$5,000,000 or such lesser aggregate proceeds resulting from the sale of the then remaining Registrable Securities by the Investors.  The Company shall be obligated to effect no more than two (2) such registrations pursuant to this paragraph in any twelve (12) month period.  In the event that Form F-3 is unavailable for such a registration, the Company shall use such other form as is available for such a registration on another appropriate form reasonably acceptable to the Required Holders The Registration Statement prepared pursuant hereto shall register for resale at least the number of Common Shares and ADSs equal to the Required Registration Amount determined as of the date the Registration Statement is initially filed with the SEC, subject to adjustment as provided in Section 2(e).  The Registration Statement shall contain (except if otherwise directed by the Required Holders) the “Plan of Distribution” and “Selling Shareholders” sections in substantially the form attached hereto as Exhibit B.  The Company shall use its reasonable best efforts to have the Registration Statement declared effective by the SEC as soon as practicable, but in no event later than the Effectiveness Deadline.  By 9:30 a.m. New York time on the Business Day following the Effective Date, the Company shall file with the SEC in accordance with Rule 424 under the 1933 Act the final prospectus to be used in connection with sales pursuant to such Registration Statement.

(b)                                 Additional Registrations.  Notwithstanding anything to the contrary contained in this Agreement, in the event the staff of the SEC (the “Staff”) or the SEC seeks to characterize any offering pursuant to a Registration Statement filed pursuant to this Agreement as constituting an offering of securities by, or on behalf of, the Company, or in any other manner, such that the Staff or the SEC do not permit such Registration Statement to become effective and used for resales in a manner that does not constitute such an offering and that permits the continuous resale at the market by the Investors participating therein (or as otherwise may be acceptable to each Investor) without being named therein as an “underwriter”, then the Company shall reduce the number of Registrable Securities to be included in such Registration Statement by all Investors until such time as the Staff and the SEC shall so permit such Registration Statement to become effective as aforesaid. In making such reduction, the Company shall reduce the number of Registrable Securities to be included by all Investors on a pro rata basis (based upon the number of Registrable Securities otherwise required to be included for each Investor). In the event of any reduction in Registrable Securities pursuant to this paragraph, an affected Investor shall have the right to require, upon delivery of a written request to the Company signed by such Investor, the Company to file a registration statement on Form F-3 within twenty (20) Business Days of such request (subject to any restrictions imposed by Rule

415 or required by the Staff or the SEC) for resale by such Investor in a manner acceptable to such Investor, and the Company shall following such request cause to be and keep effective such registration statement in the same manner as otherwise contemplated in this Agreement for registration statements hereunder.

(c)                                  Allocation of Registrable Securities.  The initial number of Registrable Securities included in any Registration Statement and any increase or decrease in the number of Registrable Securities included therein shall be allocated pro rata among the Investors based on the number of Registrable Securities held by each Investor at the time the Registration Statement covering such initial number of Registrable Securities or increase or decrease thereof is declared effective by the SEC.  In the event that an Investor sells or otherwise transfers any of such Investor’s Registrable Securities, each transferee shall be allocated a pro rata portion of the then remaining number of Registrable Securities included in such Registration Statement for such transferor.  Any Common Shares and/or ADSs included in a Registration Statement and which remain allocated to any Person which ceases to hold any Registrable Securities covered by such Registration Statement shall be allocated to the remaining Investors, pro rata based on the number of Registrable Securities then held by such Investors which are covered by such Registration Statement.

(d)                                 Legal Counsel.  Subject to Section 5 hereof, the Required Holders shall have the right to select one legal counsel to review and oversee any registration pursuant to this Section 2 (“Legal Counsel”), which shall be Schulte Roth & Zabel LLP or such other law firm as thereafter designated in writing by the Required Holders.  The Company and Legal Counsel shall reasonably cooperate with each other in performing the Company’s obligations under this Agreement.

(e)                                  Sufficient Number of Common Shares and/or ADSs Registered.  In the event the number of Common Shares and/or ADSs available under a Registration Statement filed pursuant to Section 2(a) or Section 2(b) is insufficient to cover the Required Registration Amount of Registrable Securities required to be covered by such Registration Statement or an Investor’s allocated portion of the Registrable Securities pursuant to Section 2(c), the Company shall amend the applicable Registration Statement, or file a new Registration Statement (on the short form available therefor, if applicable), or both, so as to cover at least the Required Registration Amount as of the Trading Day immediately preceding the date of the filing of such amendment or new Registration Statement, in each case, as soon as practicable, but in any event not later than fifteen (15) calendar days after the necessity therefor arises.  The Company shall use its commercially reasonable efforts to cause such amendment and/or new Registration Statement to become effective as soon as practicable following the filing thereof.  For purposes of the foregoing provision, the number of Common Shares and/or ADSs available under a Registration Statement shall be deemed “insufficient to cover all of the Registrable Securities” if at any time the number of Common Shares and/or ADSs available for resale under the Registration Statement is less than the Required Registration Amount as of such time.

(f)                                   Right of Deferral.  If, after receiving a request from the Required Holders pursuant to Section 2(a) or Section 2(b) hereof, the Company furnishes to the Required Holders a certificate signed by the chief executive officer of the Company stating that, in the good faith judgment of the Company’s board of directors, it would be materially detrimental to the Company or its members for a Registration Statement to be filed in the near future, then the Company shall have the right to defer such filing for a period during which such filing would be materially detrimental, provided, that such deferral by the Company, together with any Allowable Grace Periods (as defined in Section 3(o)) shall not exceed ninety (90) days from the receipt of any request duly submitted by the Required Holders; provided, further, that the Company may not register any other of its securities during such ninety (90) day period; provided, further, that the Company shall not utilize this right more than once in any twelve (12) month period.

(g)                                  Termination Date.  The registration rights set forth in this Agreement shall terminate on November 18, 2017.

3.                                      Related Obligations.

At such time as the Company is obligated to file a Registration Statement with the SEC pursuant to Section 2(a), 2(b), or 2(e), the Company will use its commercially reasonable efforts to effect the registration of the Registrable Securities in accordance with the intended method of disposition thereof and, pursuant thereto, the Company shall have the following obligations:

(a)                                 The Company shall promptly prepare and file with the SEC a Registration Statement with respect to the Registrable Securities and use its commercially reasonable efforts to cause such Registration Statement relating to the Registrable Securities to become effective as soon as practicable after such filing (but in no event later than the Effectiveness Deadline).  The Company shall keep each Registration Statement effective for up to ninety (90) days or, if earlier, until the date on which the Investors shall have sold all of the Registrable Securities covered by such Registration Statement, provided, however, that in the case of any Registration of Registrable Securities on Form F-3 that are intended to be offered on a continuous or delayed basis, subject to compliance with applicable rules promulgated by the SEC, such 90-day period shall be extended for up to an additional sixty (60) days, if necessary, to keep the Registration Statement effective until all such Registrable Securities are sold (the “Registration Period”).  The Company shall ensure that each Registration Statement (including any amendments or supplements thereto and prospectuses contained therein) shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein, or necessary to make the statements therein (in the case of prospectuses, in the light of the circumstances in which they were made) not misleading.  The Company shall respond in writing to comments made by the SEC in respect of a Registration Statement as soon as practicable, but in no event later than fifteen (15) days after the receipt of comments by or notice from the SEC that an amendment is required in order for a Registration Statement to be declared effective.

(b)                                 The Company shall prepare and file with the SEC such amendments (including post-effective amendments) and supplements to a Registration Statement and the prospectus used in connection with such Registration Statement, which prospectus is to be filed pursuant to Rule 424 promulgated under the 1933 Act, as may be necessary to keep such Registration Statement effective at all times during the Registration Period, and, during such period, comply with the provisions of the 1933 Act with respect to the disposition of all

Registrable Securities of the Company covered by such Registration Statement.  In the case of amendments and supplements to a Registration Statement which are required to be filed pursuant to this Agreement (including pursuant to this Section 3(b)) by reason of the Company filing a report on Form 20-F, Form 6-K or any analogous report under the Securities Exchange Act of 1934, as amended (the “1934 Act”), the Company shall have incorporated such report by reference into such Registration Statement, if applicable, or shall file such amendments or supplements with the SEC as soon as reasonably practicable after the date on which the 1934 Act report is filed which created the requirement for the Company to amend or supplement such Registration Statement.

(c)                                  The Company shall (A) permit Legal Counsel to review and comment upon (i) a Registration Statement at least two (2) Business Days prior to its filing with the SEC and (ii) all amendments and supplements to all Registration Statements (except for Annual Reports on Form 20-F, Current Reports on Form 6-K, and any similar or successor reports) within a reasonable number of days prior to their filing with the SEC, and (B) not file any Registration Statement or amendment or supplement thereto in a form to which Legal Counsel reasonably objects.  The Company shall not submit a request for acceleration of the effectiveness of a Registration Statement or any amendment or supplement thereto without the prior approval of Legal Counsel, which consent shall not be unreasonably withheld.  The Company shall furnish to Legal Counsel, without charge, (i) copies of any correspondence from the SEC or the staff of the SEC to the Company or its representatives relating to any Registration Statement, (ii) promptly after the same is prepared and filed with the SEC, one copy of any Registration Statement and any amendment(s) thereto, including financial statements and schedules, all documents incorporated therein by reference, if requested by an Investor, and all exhibits and (iii) upon the effectiveness of any Registration Statement, one copy of the prospectus included in such Registration Statement and all amendments and supplements thereto.  The Company shall reasonably cooperate with Legal Counsel in performing the Company’s obligations pursuant to this Section 3.

(d)                                 The Company shall furnish to each Investor whose Registrable Securities are included in any Registration Statement, without charge, (i) promptly after the same is prepared and filed with the SEC, at least one copy of such Registration Statement and any amendment(s) thereto, including financial statements and schedules, all documents incorporated therein by reference, if requested by an Investor, all exhibits and each preliminary prospectus, (ii) upon the effectiveness of any Registration Statement, ten (10) copies of the prospectus included in such Registration Statement and all amendments and supplements thereto (or such other number of copies as such Investor may reasonably request) and (iii) such other documents, including copies of any preliminary or final prospectus, as such Investor may reasonably request from time to time in order to facilitate the disposition of the Registrable Securities owned by such Investor.

(e)                                  The Company shall use its reasonable best efforts to register and qualify the securities covered by the Registration Statement under the securities laws of any jurisdiction, as reasonably requested by the Investors, provided, that the Company shall not be required to qualify to do business or file a general consent to service of process in any such jurisdictions.

(f)                                   The Company shall notify each Holder of Registrable Securities covered by the Registration Statement at any time when a prospectus relating thereto is required to be delivered under applicable securities laws of (a) the issuance of any stop order by the Commission, or (b) the happening of any event or the existence of any condition as a result of which any prospectus included in the Registration Statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing.

(g)                                  The Company shall use its commercially reasonable efforts to prevent the issuance of any stop order or other suspension of effectiveness of a Registration Statement, or the suspension of the qualification of any of the Registrable Securities for sale in any jurisdiction and, if such an order or suspension is issued, to obtain the withdrawal of such order or suspension at the earliest possible moment and to notify Legal Counsel and each Investor who holds Registrable Securities being sold of the issuance of such order and the resolution thereof or its receipt of actual notice of the initiation or threat of any proceeding for such purpose.

(h)                                 The Company shall hold in confidence and not make any disclosure of information concerning an Investor provided to the Company unless (i) disclosure of such information is necessary to comply with federal or state securities laws, (ii) the disclosure of such information is necessary to avoid or correct a misstatement or omission in any Registration Statement, (iii) the release of such information is ordered pursuant to a subpoena or other final, non-appealable order from a court or governmental body of competent jurisdiction, or (iv) such information has been made generally available to the public other than by disclosure in violation of this Agreement or any other agreement.  The Company agrees that it shall, upon learning that disclosure of such information concerning an Investor is sought in or by a court or governmental body of competent jurisdiction or through other means, give prompt written notice to such Investor and allow such Investor, at the Investor’s expense, to undertake appropriate action to prevent disclosure of, or to obtain a protective order for, such information.

(i)                                     The Company shall use its commercially reasonable efforts either to (i) cause all of the Registrable Securities covered by a Registration Statement to be listed on each securities exchange on which securities of the same class or series issued by the Company are then listed, if any, which initially shall be the Principal Market, if the listing of such Registrable Securities is then permitted under the rules of such exchange or (ii) secure the inclusion for quotation of all of the Registrable Securities on another Eligible Market and, without limiting the generality of the foregoing, to use its commercially reasonable efforts to arrange for at least two market makers to register with the Financial Industry Regulatory Authority, Inc. as such with respect to such Registrable Securities.  The Company shall pay all fees and expenses in connection with satisfying its obligation under this Section 3(i).

(j)                                    The Company shall cooperate with the Investors who hold Registrable Securities being offered and, to the extent applicable, facilitate the timely preparation and delivery of certificates (not bearing any restrictive legend) representing the Registrable Securities to be offered pursuant to a Registration Statement and enable such certificates to be in such denominations or amounts, as the case may be, as the Investors may reasonably request and registered in such names as the Investors may request.

(k)                                 If requested by an Investor, the Company shall as soon as practicable (i) incorporate in a prospectus supplement or post-effective amendment such information as an Investor reasonably requests to be included therein relating to the sale and distribution of Registrable Securities, including, without limitation, information with respect to the number of Registrable Securities being offered or sold, the purchase price being paid therefor and any other terms of the offering of the Registrable Securities to be sold in such offering; (ii) make all required filings of such prospectus supplement or post-effective amendment after being notified of the matters to be incorporated in such prospectus supplement or post-effective amendment; and (iii) supplement or make amendments to any Registration Statement if reasonably requested by an Investor holding any Registrable Securities.

(l)                                     The Company shall use its commercially reasonable efforts to cause the Registrable Securities covered by a Registration Statement to be registered with or approved by such other governmental agencies or authorities as may be necessary to consummate the disposition of such Registrable Securities.

(m)                             The Company shall otherwise use its commercially reasonable efforts to comply with all applicable rules and regulations of the SEC in connection with any registration hereunder.

(n)                                 As soon as reasonably practical after a Registration Statement which covers Registrable Securities is declared effective by the SEC, the Company shall deliver, and shall cause legal counsel for the Company to deliver, to the transfer agent for such Registrable Securities (with copies to the Investors whose Registrable Securities are included in such Registration Statement) confirmation that such Registration Statement has been declared effective by the SEC in the form attached hereto as Exhibit A.

(o)                                 Notwithstanding anything to the contrary herein, at any time after the Effective Date, the Company may delay the disclosure of material, non-public information concerning the Company the disclosure of which at the time is not, in the good faith opinion of the Board of Directors of the Company and its counsel, in the best interest of the Company and, in the opinion of counsel to the Company, otherwise required (a “Grace Period”); provided, that the Company shall promptly (i) notify the Investors in writing of the existence of material, non-public information giving rise to a Grace Period (provided that in each notice the Company will not disclose the content of such material, non-public information to the Investors) and the date on which the Grace Period will begin, and (ii) notify the Investors in writing of the date on which the Grace Period ends; and, provided further, that no Grace Period shall exceed ten (10) consecutive Trading Days and during any three hundred sixty five (365) day period such Grace Periods shall not exceed an aggregate of thirty (30) Trading Days and the first day of any Grace Period must be at least five (5) Trading Days after the last day of any prior Grace Period (each, an “Allowable Grace Period”).  For purposes of determining the length of a Grace Period above, the Grace Period shall begin on and include the date the Investors receive the notice referred to in clause (i) and shall end on and include the later of the date the Investors receive the notice referred to in clause (ii) and the date referred to in such notice.  The provisions of Section

3(g) hereof shall not be applicable during the period of any Allowable Grace Period.  Upon expiration of the Grace Period, the Company shall again be bound by Section 3(f) with respect to the information giving rise thereto unless such material, non-public information is no longer applicable.  Notwithstanding anything to the contrary, the Company shall cause the Depositary to deliver unlegended Common Shares and ADSs to a transferee of an Investor in accordance with the terms of the Primary Securities Purchase Agreement in connection with any sale of Registrable Securities with respect to which an Investor has entered into a contract for sale, prior to the Investor’s receipt of the notice of a Grace Period and for which the Investor has not yet settled.

(p)                                 Neither the Company nor any Subsidiary or affiliate thereof shall identify any Investor as an underwriter in any public disclosure or filing with the SEC, the Principal Market or any other applicable Eligible Market and any Buyer being deemed an underwriter by the SEC shall not relieve the Company of any obligations it has under this Agreement or any other Transaction Document (as defined in the Primary Securities Purchase Agreement); provided, however, that the foregoing shall not prohibit the Company from including the disclosure found in the “Plan of Distribution” section attached hereto as Exhibit B in the Registration Statement.

(q)                                 Neither the Company nor any of its Subsidiaries has entered, as of the date hereof, nor shall the Company or any of its Subsidiaries, on or after the date of this Agreement, enter into any agreement with respect to its securities, that would have the effect of impairing the rights granted to the Buyers in this Agreement or otherwise conflicts with the provisions hereof.

4.                                      Obligations of the Investors.

(a)                                 At least two (2) Business Days prior to the first anticipated Filing Date of a Registration Statement, the Company shall notify each Investor in writing of the information the Company requires from each such Investor if such Investor elects to have any of such Investor’s Registrable Securities included in such Registration Statement.  It shall be a condition precedent to the obligations of the Company to complete any registration pursuant to this Agreement with respect to the Registrable Securities of a particular Investor that such Investor shall furnish to the Company such information regarding itself, the Registrable Securities held by it and the intended method of disposition of the Registrable Securities held by it as shall be reasonably required to effect and maintain the effectiveness of the registration of such Registrable Securities and shall execute such documents in connection with such registration as the Company may reasonably request.

(b)                                 Each Investor, by such Investor’s acceptance of the Registrable Securities, agrees to cooperate with the Company as reasonably requested by the Company in connection with the preparation and filing of any Registration Statement hereunder, unless such Investor has notified the Company in writing of such Investor’s election to exclude all of such Investor’s Registrable Securities from such Registration Statement.

(c)                                  Each Investor agrees that, upon receipt of any notice from the Company of the happening of any event of the kind described in Section 3(f) or Section 3(g),

such Investor will immediately discontinue disposition of Registrable Securities pursuant to any Registration Statement(s) covering such Registrable Securities until such Investor’s receipt of copies of the supplemented or amended prospectus as contemplated by Section 3(g) or Section 3(f) or receipt of notice that no supplement or amendment is required.  Notwithstanding anything to the contrary, the Company shall cause the Depositary to deliver unlegended Common Shares and ADSs to a transferee of an Investor in accordance with the terms of the Primary Securities Purchase Agreement in connection with any sale of Registrable Securities with respect to which an Investor has entered into a contract for sale prior to the Investor’s receipt of a notice from the Company of the happening of any event of the kind described in Section 3(g) or Section 3(f) and for which the Investor has not yet settled.

(d)                                 Each Investor covenants and agrees that it will comply with the prospectus delivery requirements of the 1933 Act as applicable to it or an exemption therefrom in connection with sales of Registrable Securities pursuant to the Registration Statement.

5.                                      Expenses of Registration.

All reasonable expenses, other than underwriting discounts and commissions, incurred in connection with registrations, filings or qualifications pursuant to Sections 2 and 3, including, without limitation, all registration, listing and qualifications fees, printers and accounting fees, and fees and disbursements of counsel for the Company shall be paid by the Company.

6.                                      Indemnification.

In the event any Registrable Securities are included in a Registration Statement under this Agreement:

(a)                                 To the fullest extent permitted by law, the Company will, and hereby does, indemnify, hold harmless and defend each Investor, the directors, officers, partners, members, employees, agents, representatives of, and each Person, if any, who controls any Investor within the meaning of the 1933 Act or the 1934 Act (each, an “Indemnified Person”), against any losses, claims, damages, liabilities, judgments, fines, penalties, charges, costs, reasonable attorneys’ fees, amounts paid in settlement or expenses, joint or several (collectively, “Claims”), incurred in investigating, preparing or defending any action, claim, suit, inquiry, proceeding, investigation or appeal taken from the foregoing by or before any court or governmental, administrative or other regulatory agency, body or the SEC, whether pending or threatened, whether or not an indemnified party is or may be a party thereto (“Indemnified Damages”), to which any of them may become subject insofar as such Claims (or actions or proceedings, whether commenced or threatened, in respect thereof) arise out of or are based upon:  (i) any untrue statement or alleged untrue statement of a material fact in a Registration Statement or any post-effective amendment thereto or in any filing made in connection with the qualification of the offering under the securities or other “blue sky” laws of any jurisdiction in which Registrable Securities are offered (“Blue Sky Filing”), or the omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (ii) any untrue statement or alleged untrue statement of a material fact contained in any preliminary prospectus if used prior to the effective date of such Registration

Statement, or contained in the final prospectus (as amended or supplemented, if the Company files any amendment thereof or supplement thereto with the SEC) or the omission or alleged omission to state therein any material fact necessary to make the statements made therein, in light of the circumstances under which the statements therein were made, not misleading, (iii) any violation or alleged violation by the Company of the 1933 Act, the 1934 Act, any other law, including, without limitation, any state securities law, or any rule or regulation thereunder relating to the offer or sale of the Registrable Securities pursuant to a Registration Statement or (iv) any violation of this Agreement (the matters in the foregoing clauses (i) through (iv) being, collectively, “Violations”).  Subject to Section 6(c), the Company shall reimburse the Indemnified Persons, promptly as such expenses are incurred and are due and payable, for any legal fees or other reasonable expenses incurred by them in connection with investigating or defending any such Claim.  Notwithstanding anything to the contrary contained herein, the indemnification agreement contained in this Section 6(a):  (i) shall not apply to a Claim by an Indemnified Person arising out of or based upon a Violation which occurs in reliance upon and in conformity with information furnished in writing to the Company by such Indemnified Person for such Indemnified Person expressly for use in connection with the preparation of the Registration Statement or any such amendment thereof or supplement thereto, if such prospectus was timely made available by the Company pursuant to Section 3(d); and (ii) shall not apply to amounts paid in settlement of any Claim if such settlement is effected without the prior written consent of the Company, which consent shall not be unreasonably withheld or delayed.  Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of the Indemnified Person and shall survive the transfer of the Registrable Securities by the Investors pursuant to Section 9.

(b)                                 In connection with any Registration Statement in which an Investor is participating, each such Investor agrees to severally and not jointly indemnify, hold harmless and defend, to the same extent and in the same manner as is set forth in Section 6(a), the Company, each of its directors, each of its officers who signs the Registration Statement and each Person, if any, who controls the Company within the meaning of the 1933 Act or the 1934 Act (each, an “Indemnified Party”), against any Claim or Indemnified Damages to which any of them may become subject, under the 1933 Act, the 1934 Act or otherwise, insofar as such Claim or Indemnified Damages arise out of or are based upon any Violation, in each case to the extent, and only to the extent, that such Violation occurs in reliance upon and in conformity with written information furnished to the Company by such Investor expressly for use in connection with such Registration Statement; and, subject to Section 6(c), such Investor shall reimburse the Indemnified Party for any legal or other expenses reasonably incurred by an Indemnified Party in connection with investigating or defending any such Claim; provided, however, that the indemnity agreement contained in this Section 6(b) and the agreement with respect to contribution contained in Section 7 shall not apply to amounts paid in settlement of any Claim if such settlement is effected without the prior written consent of such Investor, which consent shall not be unreasonably withheld or delayed; provided, further, however, that the Investor shall be liable under this Section 6(b) for only that amount of a Claim or Indemnified Damages as does not exceed the net proceeds to such Investor as a result of the sale of Registrable Securities pursuant to such Registration Statement.  Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of such Indemnified Party and shall survive the transfer of the Registrable Securities by the Investors pursuant to Section 9.

(c)                                  Promptly after receipt by an Indemnified Person or Indemnified Party under this Section 6 of notice of the commencement of any action or proceeding (including any governmental action or proceeding) involving a Claim, such Indemnified Person or Indemnified Party shall, if a Claim in respect thereof is to be made against any indemnifying party under this Section 6, deliver to the indemnifying party a written notice of the commencement thereof, and the indemnifying party shall have the right to participate in, and, to the extent the indemnifying party so desires, jointly with any other indemnifying party similarly noticed, to assume control of the defense thereof with counsel mutually satisfactory to the indemnifying party and the Indemnified Person or the Indemnified Party, as the case may be; provided, however, that an Indemnified Person or Indemnified Party shall have the right to retain its own counsel with the fees and expenses of not more than one counsel for all such Indemnified Person or Indemnified Party to be paid by the indemnifying party, if, in the reasonable opinion of counsel retained by the Indemnified Person or Indemnified Party, as applicable, the representation by such counsel of the Indemnified Person or Indemnified Party, as the case may be, and the indemnifying party would be inappropriate due to actual or potential differing interests between such Indemnified Person or Indemnified Party and any other party represented by such counsel in such proceeding.  In the case of an Indemnified Person, legal counsel referred to in the immediately preceding sentence shall be selected by the Investors holding at least a majority in interest of the Registrable Securities included in the Registration Statement to which the Claim relates.  The Indemnified Party or Indemnified Person shall reasonably cooperate with the indemnifying party in connection with any negotiation or defense of any such action or Claim by the indemnifying party and shall furnish to the indemnifying party all information reasonably available to the Indemnified Party or Indemnified Person which relates to such action or Claim.  The indemnifying party shall keep the Indemnified Party or Indemnified Person fully apprised at all times as to the status of the defense or any settlement negotiations with respect thereto.  No indemnifying party shall be liable for any settlement of any action, claim or proceeding effected without its prior written consent, provided, however, that the indemnifying party shall not unreasonably withhold, delay or condition its consent.  No indemnifying party shall, without the prior written consent of the Indemnified Party or Indemnified Person, consent to entry of any judgment or enter into any settlement or other compromise which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Party or Indemnified Person of a release from all liability in respect to such Claim or litigation and such settlement shall not include any admission as to fault on the part of the Indemnified Party.  Following indemnification as provided for hereunder, the indemnifying party shall be subrogated to all rights of the Indemnified Party or Indemnified Person with respect to all third parties, firms or corporations relating to the matter for which indemnification has been made.  The failure to deliver written notice to the indemnifying party within a reasonable time of the commencement of any such action shall not relieve such indemnifying party of any liability to the Indemnified Person or Indemnified Party under this Section 6, except to the extent that the indemnifying party is prejudiced in its ability to defend such action.

(d)                                 The indemnification required by this Section 6 shall be made by periodic payments of the amount thereof during the course of the investigation or defense, as and when bills are received or Indemnified Damages are incurred.

(e)                                  The indemnity agreements contained herein shall be in addition to (i) any cause of action or similar right of the Indemnified Party or Indemnified Person against the indemnifying party or others, and (ii) any liabilities the indemnifying party may be subject to pursuant to the law.

7.                                      Contribution.

To the extent any indemnification by an indemnifying party is prohibited or limited by law, the indemnifying party agrees to make the maximum contribution with respect to any amounts for which it would otherwise be liable under Section 6 to the fullest extent permitted by law; provided, however, that:  (i) no Person involved in the sale of Registrable Securities which Person is guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the 1933 Act) in connection with such sale shall be entitled to contribution from any Person involved in such sale of Registrable Securities who was not guilty of fraudulent misrepresentation; and (ii) contribution by any seller of Registrable Securities shall be limited in amount to the amount of net proceeds received by such seller from the sale of such Registrable Securities pursuant to such Registration Statement.

8.                                      Reports Under the 1934 Act.

With a view to making available to the Investors the benefits of Rule 144 promulgated under the 1933 Act or any other similar rule or regulation of the SEC that may at any time permit the Investors to sell securities of the Company to the public without registration (“Rule 144”), the Company agrees to:

(a)                                 make and keep public information available, as those terms are understood and defined in Rule 144;

(b)                                 file with the SEC in a timely manner all reports and other documents required of the Company under the 1933 Act and the 1934 Act so long as the Company remains subject to such requirements and the filing of such reports and other documents is required for the applicable provisions of Rule 144; and

(c)                                  furnish to each Investor so long as such Investor owns Registrable Securities, promptly upon request, (i) a written statement by the Company, if true, that it has complied with the reporting requirements of Rule 144, the 1933 Act and the 1934 Act, (ii) a copy of the most recent annual report of the Company and such other reports and documents so filed by the Company, and (iii) such other information as may be reasonably requested to permit the Investors to sell such securities pursuant to Rule 144 without registration.

9.                                      Assignment of Registration Rights.

The rights under this Agreement shall be automatically assignable by the Investors to any transferee of all or any portion of such Investor’s Registrable Securities if:  (i) the Investor agrees in writing with the transferee or assignee to assign such rights, and a copy of such agreement is furnished to the Company within a reasonable time after such assignment; (ii) the Company is, within a reasonable time after such transfer or assignment, furnished with written notice of (a) the name and address of such transferee or assignee, and (b) the securities with respect to which such registration rights are being transferred or assigned; (iii) immediately following such transfer or assignment the further disposition of such securities by the transferee or assignee is restricted under the 1933 Act or applicable state securities laws; (iv) at or before the time the Company receives the written notice contemplated by clause (ii) of this sentence the transferee or assignee agrees in writing with the Company to be bound by all of the provisions contained herein; and (v) such transfer shall have been made in accordance with the applicable requirements of the Primary Securities Purchase Agreement, if applicable.

10.                               Amendment of Registration Rights.

Provisions of this Agreement may be amended and the observance thereof may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of the Company and the Required Holders; provided that any such amendment or waiver that complies with the foregoing but that disproportionately, materially and adversely affects the rights and obligations of any Investor relative to the comparable rights and obligations of the other Investors shall require the prior written consent of such adversely affected Investor.  Any amendment or waiver effected in accordance with this Section 10 shall be binding upon each Investor and the Company.  No such amendment shall be effective to the extent that it applies to less than all of the holders of the Registrable Securities.  No consideration shall be offered or paid to any Person to amend or consent to a waiver or modification of any provision of this Agreement unless the same consideration (other than the reimbursement of legal fees) also is offered to all of the parties to this Agreement.

11.                               Miscellaneous.

(a)                                 A Person is deemed to be a holder of Registrable Securities whenever such Person owns or is deemed to own of record such Registrable Securities.  If the Company receives conflicting instructions, notices or elections from two or more Persons with respect to the same Registrable Securities, the Company shall act upon the basis of instructions, notice or election received from such record owner of such Registrable Securities.

(b)                                 Any notices, consents, waivers or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered:  (i) upon receipt, when delivered personally; (ii) upon receipt, when sent by facsimile (provided confirmation of transmission is mechanically or electronically generated and kept on file by the sending party); (iii) when sent, if sent by electronic mail; or (iv) one Business Day after deposit with a nationally recognized overnight delivery service, in each case properly addressed to the party to receive the same.  The addresses, facsimile numbers and email addresses for such communications shall be:

If to the Company:

eHi Car Services Limited

Unit 12/F, Building No.5, Guosheng Center
388 Daduhe Road
Shanghai, 200062
The People’s Republic of China

Telephone:                                   +86 21 6468 7000

Facsimile:                                         +86 21 5489 1121

Attention:                                         Chief Financial Officer

E-mail:                                                        Colin.Sung@ehi.com.cn

With a copy (for informational purposes only) to:

O’Melveny & Myers LLP
Plaza 66, Tower 1, 37th Floor

1266 Nanjing Road West

Shanghai, 200040

The People’s Republic of China
Telephone:                                   +86-21-2307-7056
Facsimile:                                         +86-21-2307-7300

Attention:                                         Portia Ku, Esq.
Email:                                                            pku@omm.com

If to the Depositary:

JPMorgan Chase Bank, N.A.

4 New York Plaza, Floor 12

New York, New York, 10004

Facsimile:                                          (212) 552-2614

Attention:                                          Depositary Receipts Group

If to Legal Counsel:

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

Telephone:                                   (212) 756-2000

Facsimile:                                         (212) 593-5955

Attention:                                         Eleazer Klein, Esq.

Email:                                                            eleazer.klein@srz.com

If to a Buyer, to its address, facsimile number and/or email address set forth on the Schedule of Buyers attached hereto, with copies to such Buyer’s representatives as set forth on the Schedule of Buyers, or to such other address, facsimile number and/or email address to the attention of such other Person as the recipient party has specified by written notice given to each other party five (5) days prior to the effectiveness of such change.  Written confirmation of receipt (A) given by the recipient of such notice, consent, waiver or other communication, (B) mechanically or electronically generated by the sender’s facsimile machine or e-mail transmission containing the time, date, recipient facsimile number or e-mail address and an image of the first page of such transmission or (C) provided by a courier or overnight courier service shall be rebuttable evidence of personal service, receipt by facsimile or receipt from a nationally recognized overnight delivery service in accordance with clause (i), (ii) or (iii) above, respectively.

(c)                                  Failure of any party to exercise any right or remedy under this Agreement or otherwise, or delay by a party in exercising such right or remedy, shall not operate as a waiver thereof.

(d)                                 All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York.  Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in The City of New York, Borough of Manhattan, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper.  Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address for such notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof.  Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law.  The Company hereby appoints Law Debenture Corporate Services Inc., with offices at 400 Madison Avenue, 4th Floor, New York, NY 10017, as its agent for service of process in New York.  EACH PARTY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION HEREWITH OR ARISING OUT OF THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY.

(e)                                  If any provision of this Agreement is prohibited by law or otherwise determined to be invalid or unenforceable by a court of competent jurisdiction, the provision that would otherwise be prohibited, invalid or unenforceable shall be deemed amended to apply to the broadest extent that it would be valid and enforceable, and the invalidity or unenforceability of such provision shall not affect the validity of the remaining provisions of this Agreement so long as this Agreement as so modified continues to express, without material change, the original intentions of the parties as to the subject matter hereof and the prohibited nature, invalidity or unenforceability of the provision(s) in question does not substantially impair the respective expectations or reciprocal obligations of the parties or the practical realization of the benefits that would otherwise be conferred upon the parties.  The parties will endeavor in good faith negotiations to replace the prohibited, invalid or unenforceable provision(s) with a valid provision(s), the effect of which comes as close as possible to that of the prohibited, invalid or unenforceable provision(s).

(f)                                   This Agreement, the Secondary Securities Purchase Agreement, the other Transaction Documents and the instruments referenced herein and therein constitute the entire agreement among the parties hereto with respect to the subject matter hereof and thereof.  There are no restrictions, promises, warranties or undertakings, other than those set forth or referred to herein and therein.  This Agreement, the other Transaction Documents and the instruments referenced herein and therein supersede all prior agreements and understandings among the parties hereto with respect to the subject matter hereof and thereof.

(g)                                  Subject to the requirements of Section 9, this Agreement shall inure to the benefit of and be binding upon the permitted successors and assigns of each of the parties hereto.

(h)                                 The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning hereof.

(i)                                     This Agreement may be executed in identical counterparts, each of which shall be deemed an original but all of which shall constitute one and the same agreement.  This Agreement, once executed by a party, may be delivered to the other party hereto by facsimile transmission of a copy of this Agreement bearing the signature of the party so delivering this Agreement.

(j)                                    Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as any other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

(k)                                 All consents and other determinations required to be made by the Investors pursuant to this Agreement shall be made, unless otherwise specified in this Agreement, by the Required Holders.

(l)                                     The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent and no rules of strict construction will be applied against any party.

(m)                             This Agreement is intended for the benefit of the parties hereto and their respective permitted successors and assigns, and is not for the benefit of, nor may any provision hereof be enforced by, any other Person.

(n)                                 The obligations of each Investor hereunder are several and not joint with the obligations of any other Investor, and no provision of this Agreement is intended to confer any obligations on any Investor vis-à-vis any other Investor.  Nothing contained herein, and no action taken by any Investor pursuant hereto, shall be deemed to constitute the Investors as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Investors are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated herein.

[Signature Page Follows]

IN WITNESS WHEREOF, each Buyer and the Company have caused their respective signature page to this Registration Rights Agreement to be duly executed as of the date first written above.

COMPANY:

EHI CAR SERVICES LIMITED

By:	/s/ Ray Zhang
	Name:	Ray Zhang
	Title:	Director

[Signature Page to Registration Rights Agreement]

IN WITNESS WHEREOF, each Buyer and the Company have caused their respective signature page to this Registration Rights Agreement to be duly executed as of the date first written above.

BUYERS:

TIGER GLOBAL MAURITIUS FUND

By:	/s/ Moussa Taujoo
	Name:	Moussa Taujoo
	Title:	Director

[Signature Page to Registration Rights Agreement]

IN WITNESS WHEREOF, each Buyer and the Company have caused their respective signature page to this Registration Rights Agreement to be duly executed as of the date first written above.

BUYERS:

SRS PARTNERS I MAURITIUS LIMITED

By:	/s/ Karthik R. Sarma
	Name:	Karthik R. Sarma
	Title:	Director

SRS PARTNERS II MAURITIUS LIMITED

By:	/s/ Karthik R. Sarma
	Name:	Karthik R. Sarma
	Title:	Director

[Signature Page to Registration Rights Agreement]

SCHEDULE OF BUYERS

Buyer	Buyer Address and Facsimile Number	Buyer’s Representative’s Address and Facsimile Number

Tiger Global Mauritius Fund	Tiger Global Mauritius Fund TwentySeven, Cybercity Ebene, Mauritius Attention: Moussa Taujoo Facsimile: +230 454 5323 Telephone: +230 5253 3286 E-mail: mtaujoo@tigerglobal.com

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

United States of America

Telephone:  (212) 756-2000

Facsimile:   (212) 593-5955

Attention:   Eleazer N. Klein, Esq.

E-mail:       eleazer.klein@srz.com

SRS Partners I Mauritius Limited

SRS Partners I Mauritius Limited

c/o SRS Investment Management, LLC

One Bryant Park, 39th Floor

New York, NY 10036

Attention: Ben Taksel, Chief Financial Officer

Facsimile: (212) 918-3445

Telephone: (212) 520-7907

E-Mail:  ben.taksel@srsfund.com

SRS Partners II Mauritius Limited

SRS Partners II Mauritius Limited

c/o SRS Investment Management, LLC

One Bryant Park, 39th Floor

New York, NY 10036

Attention: Ben Taksel, Chief Financial Officer

Facsimile: (212) 918-3445

Telephone: (212) 520-7907

E-Mail:  ben.taksel@srsfund.com

EXHIBIT A

FORM OF NOTICE OF EFFECTIVENESS
OF REGISTRATION STATEMENT

JPMorgan Chase Bank, N.A.

4 New York Plaza, Floor 12

New York, New York, 10004

Facsimile:                                         (212) 552-2614

Attention:                                         Depositary Receipts Group

Re:                             eHi Car Services Limited

Ladies and Gentlemen:

[We are][I am] counsel eHi Car Services Limited, a Cayman Islands company (the “Company”), and have represented the Company in connection with that certain Securities Purchase Agreement, dated as of May 22, 2015 (the “Primary Securities Purchase Agreement”), entered into by and among the Company and the buyers named therein (collectively, the “Holders”) pursuant to which the Company issued to the Holders Class A common shares of the Company, par value $0.001 per share (the “Common Shares”). The Buyers party to the Primary Securities Purchase Agreement also entered into a Securities Purchase Agreement by and among the Buyers and the other parties listed on the signature pages attached thereto (the “Sellers”), dated as of May 22, 2015 (the “Secondary Securities Purchase Agreement”), each Seller has agreed, upon the terms and subject to the conditions of the Secondary Securities Purchase Agreement, to sell to each Buyer Common Shares (collectively, the “Secondary Purchased Common Shares” and together with the Primary Purchased Common Shares, the “Purchased Common Shares”) and American Depositary Shares (“ADSs”) representing Common Shares pursuant to the terms of the Secondary Securities Purchase Agreement.  The Company also has entered into a Registration Rights Agreement with the Holders (the “Registration Rights Agreement”) pursuant to which the Company agreed, among other things, to register the resale of the Registrable Securities (as defined in the Registration Rights Agreement), including the Primary Purchased Common Shares, ADSs representing such Primary Purchased Common Shares, the Secondary Purchased Common Shares, ADSs and Common Shares represented by such ADSs purchased pursuant to the terms of the Secondary Securities Purchase Agreement, and the ADSs representing such Secondary Purchased Common Shares under the Securities Act of 1933, as amended (the “1933 Act”).  In connection with the Company’s obligations under the Registration Rights Agreement, on                      , 2015, the Company filed a Registration Statement on Form F-3 (File No. 333-               ) (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”) relating to the Registrable Securities which names each of the Holders as a selling shareholder thereunder.

In connection with the foregoing, [we][I] advise you that a member of the SEC’s staff has advised [us][me] by telephone that the SEC has entered an order declaring the Registration Statement effective under the 1933 Act at [ENTER TIME OF EFFECTIVENESS] on [ENTER DATE OF EFFECTIVENESS] and [we][I] have no knowledge, after telephonic inquiry of a member of the SEC’s staff, that any stop order suspending its effectiveness has been issued or that any proceedings for that purpose are pending before, or threatened by, the SEC and the Registrable Securities are available for resale under the 1933 Act pursuant to the Registration Statement.

A-1

This letter shall serve as our standing instruction to you that the Purchased Common Shares, ADSs and Common Shares represented by such ADSs purchased pursuant to the terms of the Secondary Securities Purchase Agreement, and ADSs representing such Purchased Common Shares are freely transferable by the Holders pursuant to the Registration Statement.  You need not require further letters from us to effect any future legend-free issuance or reissuance of Purchased Common Shares, ADSs or Common Shares represented by such ADSs purchased pursuant to the terms of the Secondary Securities Purchase Agreement, or ADSs representing such Purchased Common Shares to the Holders as contemplated by the Company’s Irrevocable Depositary Instructions dated May [•], 2015.

Very truly yours,

[ISSUER’S COUNSEL]

By:

CC:                          [LIST NAMES OF HOLDERS]

A-2

EXHIBIT B

SELLING SHAREHOLDERS

The Common Shares and ADSs being offered by the selling shareholders are those previously issued to the selling shareholders pursuant to the terms of the Primary Securities Purchase Agreement and those purchased by the selling shareholders pursuant to the terms of the Secondary Securities Purchase Agreement.  For additional information regarding the issuance and purchase of those Common Shares, see “Private Placement of Common Shares and Concurrent Purchase of Common Shares” above.  We are registering the Common Shares and the ADSs in order to permit the selling shareholders to offer the Common Shares and ADSs for resale from time to time.  Except for the ownership of (i) the Primary Purchased Common Shares issued pursuant to the Primary Securities Purchase Agreement and the ADSs representing such Primary Purchased Common Shares and (ii) the Secondary Purchased Common Shares and ADSs purchased pursuant to the Secondary Securities Purchase Agreement and the ADSs representing such Secondary Purchased Common Shares, the selling shareholders have not had any material relationship with us within the past three years.

The table below lists the selling shareholders and other information regarding the beneficial ownership of the Common Shares by each of the selling shareholders.  The second columns lists the number of Common Shares beneficially owned by each selling shareholder, based on its ownership of Common Shares, as of                  , 2015.

The third column lists the Common Shares and ADSs being offered by this prospectus by the selling shareholders.

In accordance with the terms of a registration rights agreement with the selling shareholders, this prospectus generally covers the resale of at least the sum of (i) the maximum number of Primary Purchased Common Shares issued pursuant to the Primary Securities Purchase Agreement and the ADSs representing such Primary Purchased Common Shares, as of the Trading Day immediately preceding the date the registration statement is initially filed with the SEC and (ii) the maximum number of Secondary Purchased Common Shares and ADSs and Common Shares represented by such ADSs purchased pursuant to the Secondary Securities Purchase Agreement and the ADSs representing such Secondary Purchased Common Shares, as of the Trading Day immediately preceding the date the registration statement is initially filed with the SEC, each as of the trading day immediately preceding the applicable date of determination and all subject to adjustment as provided in the registration right agreement.  The fourth column assumes the sale of all of the shares offered by the selling shareholders pursuant to this prospectus.

The selling shareholders may sell all, some or none of their shares in this offering.  See “Plan of Distribution.”

Annex I-1

(1) Name of Selling Shareholder	(2) Number of Common Shares Owned Prior to Offering	(3) Maximum Number of Common Shares and ADSs to be Sold Pursuant to this Prospectus	(4) Number Common Shares Owned After Offering

Tiger Global Mauritius Fund (1)

SRS Partners I Mauritius Limited (2)

SRS Partners II Mauritius Limited (3)

(1) [                        ]

(2) [                        ]

(3) [                        ]

Annex I-2

PLAN OF DISTRIBUTION

We are registering the Primary Purchased Common Shares issued pursuant to the Primary Securities Purchase Agreement, the ADSs representing such Primary Purchased Common Shares, the Secondary Purchased Common Shares and ADSs and Common Shares represented by such ADSs purchased pursuant to the Secondary Securities Purchase Agreement and the ADSs representing such Secondary Purchased Common Shares to permit the resale of these Common Shares and ADSs by the holders thereof from time to time after the date of this prospectus.  We will not receive any of the proceeds from the sale by the selling shareholders of the Common Shares or the ADSs.  We will bear all fees and expenses incident to our obligation to register the Common Shares and the ADSs.

The selling shareholders may sell all or a portion of the Common Shares and ADSs beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents.  If the Common Shares and ADSs are sold through underwriters or broker-dealers, the selling shareholders will be responsible for underwriting discounts or commissions or agent’s commissions.  The Common Shares and ADSs may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices.  These sales may be effected in transactions, which may involve crosses or block transactions,

•                  on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

•                  in the over-the-counter market;

•                  in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•                  through the writing of options, whether such options are listed on an options exchange or otherwise;

•                  ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•                  block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•                  purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•                  an exchange distribution in accordance with the rules of the applicable exchange;

•                  privately negotiated transactions;

•                  short sales;

Annex I-3

•                  sales pursuant to Rule 144;

•                  broker-dealers may agree with the selling securityholders to sell a specified number of such shares at a stipulated price per share;

•                  a combination of any such methods of sale; and

•                  any other method permitted pursuant to applicable law.

If the selling shareholders effect such transactions by selling Common Shares and ADSs to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling shareholders or commissions from purchasers of the Common Shares and ADSs for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved).  In connection with sales of Common Shares and ADSs or otherwise, the selling shareholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the ADSs or Common Shares underlying such ADSs in the course of hedging in positions they assume.  The selling shareholders may also sell ADS or Common Shares underlying such ADSs stock short and deliver Common Shares and ADSs covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales.  The selling shareholders may also loan or pledge Common Shares and ADSs to broker-dealers that in turn may sell such shares.

The selling shareholders may pledge or grant a security interest in some or all of the Common Shares and/or ADSs owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the Common Shares and ADSs from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933, as amended, amending, if necessary, the list of selling shareholders to include the pledgee, transferee or other successors in interest as selling shareholders under this prospectus.  The selling shareholders also may transfer and donate the Common Shares and ADSs in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling shareholders and any broker-dealer participating in the distribution of the Common Shares and ADSs may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act.  At the time a particular offering of the Common Shares and ADSs is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of Common Shares and ADSs being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling shareholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

Annex I-4

Under the securities laws of some states, Common Shares and ADSs may be sold in such states only through registered or licensed brokers or dealers.  In addition, in some states the Common Shares and ADSs may not be sold unless such Common Shares and ADSs have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any selling shareholder will sell any or all of the Common Shares and ADSs registered pursuant to the registration statement, of which this prospectus forms a part.

The selling shareholders and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the Common Shares and ADSs by the selling shareholders and any other participating person.  Regulation M may also restrict the ability of any person engaged in the distribution of the Common Shares and ADSs to engage in market-making activities with respect to the Common Shares and ADSs.  All of the foregoing may affect the marketability of the Common Shares and ADSs and the ability of any person or entity to engage in market-making activities with respect to the Common Shares and ADSs.

We will pay all expenses of the registration of the Common Shares and ADSs pursuant to the registration rights agreement, estimated to be $[     ] in total, including, without limitation, Securities and Exchange Commission filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, that a selling shareholder will pay all underwriting discounts and selling commissions, if any.  We will indemnify the selling shareholders against liabilities, including some liabilities under the Securities Act, in accordance with the registration rights agreements, or the selling shareholders will be entitled to contribution.  We may be indemnified by the selling shareholders against civil liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the selling shareholder specifically for use in this prospectus, in accordance with the related registration rights agreement, or we may be entitled to contribution.

Once sold under the registration statement, of which this prospectus forms a part, the Common Shares and ADSs will be freely tradable in the hands of persons other than our affiliates.

Annex I-5